Exhibit 99.6

CONSENT OF EXPERT

Reference is made to the Annual Report on Form 40-F (the “40-F”) of Turquoise Hill Resources Ltd. (the “Company”) to be filed with the United States Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934, as amended.

I hereby consent to the use of and reference to my name, in the Company’s Annual Information Form for the year ended December 31, 2019, dated March 20, 2020, which forms part of the 40-F.

Sincerely,

/s/ Sonia Konopa
Name: Sonia Konopa
Title: Principal Geologist
Company: AMC Consultants Pty Ltd

Date: March 20, 2020